Exhibit 99.1

FSD Pharma Inc. Announces Results of Annual General Meeting of Shareholders And Other Corporate Updates

TORONTO--(BUSINESS WIRE)--June 27, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today the results of its annual general meeting of shareholders (“AGM”), held online and in virtual-only format on June 23, 2022.

There were 164 shareholders represented in person or by proxy at the AGM holding 48 Class A Multiple Voting Shares (“Class A Shares”) and 7,885,958 Class B Subordinate Voting Shares (“Class B Shares”), representing 36.21% of the votes attached to the Class A Shares and Class B Shares.

The detailed results of the vote for the election of directors of FSD Pharma are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Anthony Durkacz	20,584,760	97.26%	580,878	2.74%
Zeeshan Saeed	20,698,398	97.79%	467,240	2.21%
Donal Carroll	20,807,032	98.31%	358,606	1.69%
Adnan Bashir	20,804,734	98.29%	360,904	1.71%
Fernando Cugliari	13,377,981	63.21%	7,787,657	36.79%
Nitin Kaushal	13,677,611	64.62%	7,488,027	35.38%
Lawrence Latowsky	20,359,349	96.19%	806,289	3.81%

As a result, the nominees for election as directors set out above were elected as directors of the Company to serve until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

In addition, at the AGM, the shareholders also re-appointed MNP LLP as the Company’s auditor and authorized the directors to fix the auditor’s remuneration. For more information on these matters, please refer to FSD Pharma’s management information circular dated May 20, 2022, available on SEDAR at www.sedar.com.

Corporate Updates

FSD Pharma remains active with its share repurchase program initiated on December 30, 2021. The program specifies that the Company may repurchase up to 2,000,000 of its Subordinate Class B Voting Shares, representing approximately 5% of all issued and outstanding Subordinate Class B Voting Shares. To date, 1,762,100 shares have been repurchased at market prices out of which 1,663,100 shares have been returned to the treasury and retired leaving 38,407,124 shares outstanding.

Related, individuals qualified as “insiders” by regulatory standards, including FSD Pharma Co-Founder and interim Chief Executive Officer Anthony Durkacz, FSD Pharma Co-Founder and President Zeeshan Saeed, Director Donal Carroll etc. continue to add to their positions by purchasing shares of HUGE in the open market. The insider trades for FSD Pharma can be seen by clicking on the following link: https://ceo.ca/api/sedi?symbol=HUGE&amount=&transaction=&insider=

FSD Pharma had a very active presence at BIO-2022 led by Dr. Lakshmi Kotra, CEO of Lucid Psycheceuticals, which took place at the San Diego Convention Center from June 13 - 16, 2022. FSD Pharma participated in numerous meetings, establishing new inroads for potential collaborations and partnerships as an ongoing effort to strengthen FSD’s current pipelines and global market access strategies.

Lastly, the Company was recently featured in an article by International Business Times, titled, “Multiple Sclerosis to Depression, Innovative Biotech aims for Total Brain Health.” The article discusses advances in science and technology and speaks at length about the role of FSD Pharma as an innovator developing new medicines targeting neurological diseases. Interested individuals are encouraged to read the article at: https://www.ibtimes.com/multiple-sclerosis-depression-innovative-biotech-aims-total-brain-health-3537452

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to the Company’s AGM as well as corporate updates. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

For information: info@fsdpharma.com
Investor Relations: ir@fsdpharma.com
Website: www.fsdpharma.com